As filed with the Securities and Exchange Commission on October 28, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2001

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No: 0-14134

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE GOOD GUYS DEFERRED PAY AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Good Guys, Inc.
1600 Harbor Bay Parkway
Alameda, California 94502
(510) 747-6000

SIGNATURES
EXHIBIT 23

REQUIRED INFORMATION

     The Good Guys Deferred Pay and Profit Sharing Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended September 30, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOOD GUYS DEFERRED PAY AND PROFIT SHARING PLAN

By: The Good Guys Deferred Pay and Profit Sharing Plan Committee

/s/ KENNETH R. WELLER	October 28, 2002

(Kenneth R. Weller)

/s/ DAVID A. CARTER	October 28, 2002

(David A. Carter)

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

Financial Statements as of and for the Years
Ended September 30, 2001 and 2000,
Supplemental Schedule as of September 30, 2001
and Independent Auditors’ Report

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

Page
INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of September 30, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended September 30, 2001 and 2000	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE AS OF SEPTEMBER 30, 2001:
Form 5500, Schedule H, Part IV, line 4i — Schedule of Assets Held for Investment Purposes	8

INDEPENDENT AUDITORS’ REPORT

Administrative Committee
The Good Guys Deferred Pay
and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Good Guys Deferred Pay and Profit Sharing Plan, formerly the Good Guys Deferred Pay Plan (the “Plan”), as of September 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2001 and 2000, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of September 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

April 22, 2002

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2001 AND 2000

	2001	2000
ASSETS:
Investments, at fair value:
Good Guys, Inc. common stock	$2,427,437	$2,109,912
Mutual funds	10,816,408	12,145,290
Collective trust	1,522,541	1,290,308
Money market funds	20,037	185,552
Participant loans	993,725	1,157,399

Total investments	15,780,148	16,888,461
Pending asset purchases		35,677
Participant contributions receivable	173,504	275,085

Total assets	15,953,652	17,199,223

LIABILITIES:
Accounts payable		(50,303)
Due to Profit Sharing Plan		(87,909)

Total liabilities	—	(138,212)

NET ASSETS AVAILABLE FOR BENEFITS	$15,953,652	$17,061,011

See notes to financial statements.

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Investment income (loss):
Interest income	$1,274,350	$66,819
Net appreciation (depreciation) in fair value of investments	(5,564,279)	1,774,335

Total	(4,289,929)	1,841,154
Contributions:
Participant	2,262,188	2,675,893
Rollovers	252,728	163,381
Other	16,877

Total	(1,758,136)	4,680,428
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS —
Benefits paid to participants	(1,851,961)	(4,553,703)

Total	(3,610,097)	126,725
TRANSFER OF ASSETS:
The Good Guys! Profit-Sharing Plan	2,400,203
Other	102,535	23,010

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(1,107,359)	149,735
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,061,011	16,911,276

End of year	$15,953,652	$17,061,011

See notes to financial statements.

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2001 AND 2000

1.	SUMMARY DESCRIPTION OF PLAN

The following description of The Good Guys Deferred Pay and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

General - The Plan is a defined contribution tax deferred savings plan available to all the employees of the Good Guys, Inc. (the “Company”). On June 5, 2001, The Good Guys Profit Sharing Plan was merged into The Good Guys Deferred Pay Plan with all investments transferred at fair market value. The merged plan was re-named the Good Guys Deferred Pay and Profit Sharing Plan and the plan document was amended and re-stated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company may voluntarily commence participation in the Plan on October 1st or April 1st of each year provided they have completed six months of continuous service. Participants may contribute up to 20% of their annual compensation to the Plan. However, the sum of the participant’s contributions to the Plan and the Company’s contribution to the Plan on the participant’s behalf may not be in excess of the amount allowed for federal income tax purposes. The Participants’ contributions are made through payroll deductions. Additional contributions may be made to the Plan by the Company at the option of the Plan’s Administrative Committee.

Participant Accounts - Each participant’s share of assets is segregated in an individual account and invested in accordance with the investment choice elected by the participant.

Investment Options - Participants can invest in various investment funds selected by the Plan’s Administrative Committee. Funds include common shares of Good Guys, Inc., mutual funds, collective trusts and money market funds. Mutual fund investments vary and include growth and income funds, aggressive funds, and global international funds. The collective trusts are maintained by Merrill Lynch Trust Company which invests primarily in a broadly diversified portfolio of Guaranteed investment contracts, bank investment contracts and other synthetic guaranteed investment contracts, as well as in obligations of U.S. government and U.S. government agency securities.

Vesting - Participants are immediately vested in their voluntary contributions plus earnings thereon. Company matching contributions vest ratably over seven years of service. Matching employer contributions will be allocated on a pro rata basis to plan participants eligible for an allocation on the last day of the Plan year. There are no matching employer contributions since September 30, 1999.

Distribution of Benefits - Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service. Forfeitures of terminated participants’ non vested matching contributions remain in the Plan and reduce future employer matching contributions, with remaining forfeitures reallocated to the accounts of remaining participants on the last day of the Plan year.

Loans to Plan Participants - Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to five years, or up to 30 years for the purchase of a primary residence, and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of September 30, 2001, there are 137 loans, maturing from 2001 to 2031 with interest rates ranging between 9% and 11%.

Plan Amendment or Termination - Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all amounts credited to the participants’ accounts will either be distributed immediately or at a later date in accordance with Plan provisions.

Expenses - Administrative expenses are paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan invests in common stock of the Company and various mutual funds and money market funds. Investment securities, in general, are exposed to various risks, such as interest risk, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at estimated fair value, which is determined by quoted market prices. The Plan holds units of a common collective trust fund, the underlying assets of which are guaranteed investment contracts valued at contract value. Participant loans are carried at amortized cost, which approximates fair value (see Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Benefits are recorded when paid.

Reclassifications - Certain 2000 amounts have been reclassified to conform with 2001 presentation.

3.	FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

As required by Financial Accounting Standard No. 105, Disclosure of Information about Financial Investments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” the following information about the risk characteristics associated with the Merrill Lynch Retirement Preservation Trust (the “Fund”) is presented.

The Fund invests primarily a broadly diversified portfolio of guaranteed investment contracts (“GIC”), bank investment contracts (“BIC”) and other synthetic guaranteed investment contracts issued by selected North American life insurance companies and U.S. banks, as well as in obligations of U.S. government and U.S. government agency securities. The Trust also invests in high-quality money market securities. The Trust is neither insured or guaranteed by the U.S. government.

The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at fixed or variable rates as specified under its terms. The credit risk of the issuer of each investment contract is evaluated and monitored by the trustee. The Fund’s policy is to require that the investment contract issuer has ratings no lower than a rating of AAA from Standard & Poor’s or Aa2 from Moody’s at the time of purchase.

The GIC issuer is subject to an analysis of asset quality, liquidity, management quality, surplus adequacy and profitability. Further, the issuer’s mortgage loan portfolio and bond holdings are scrutinized for exposure to high-risk bonds and geographical concentrations.

A credit review of all issuers of GICs is performed periodically. The reviews are based upon the external rating services listed above. An investment contract may be identified as substandard or removed from the Fund depending on the degree of deterioration of the issuer’s rating. The Trustee may elect to segregate a contract from the Fund, resulting in separate accounting for the investment contract. As a result, participants admitted to the Fund after the contract has been segregated from the Fund will not be affected.

The Fund’s policy is to review a variety of factors prior to selecting a BIC issuer for bidding on BICs. These factors include, but are not limited to, asset quality, liquidity, management quality, profitability and, as is the policy of the Trustee, the Trustee’s exposure to the issuing bank.

The Trust’s investments in GICs, BICs, synthetic GICs and separate accounts are guaranteed solely by the issuers of the contracts and are not guaranteed by the Trust, Merrill Lynch, the Federal Deposit Insurance Corporation or the Federal Government.

4.	INVESTMENTS

The Plan’s investments are held by Merrill Lynch Trust. Investments that represent 5% or more of the Plan’s net assets at September 30, 2001 and 2000 are separately identified in the following table:

	2001	2000
	Fair Value	Fair Value
Merrill Lynch Fundamental Growth Fund, Inc.	$4,384,688
Oppenheimer Global Fund	3,552,751
Good Guys Inc. Company Stock Fund	2,427,437	$2,109,912
Merrill Lynch Global Allocation Fund	1,954,323
Merrill Lynch Retirement Preservation Trust	1,522,541	1,290,308
Investment Company of America		5,037,999
New Perspective Fund		4,657,917
American Balanced Fund Inc		1,998,482
Loans to participants	993,725	1,157,399

5.	INCOME TAX STATUS

The Plan obtained a favorable determination letter on February 21, 1997, from the Internal Revenue Service. Subsequently, the Plan has been amended and restated (see Note 1) and the Plan administrator has applied for a new determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are units of common collected funds managed by Merrill Lynch. Merrill Lynch is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

******

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE
OF ASSETS HELD FOR INVESTMENT PURPOSES
AS AT SEPTEMBER 30, 2001

	Number of
	Shares/
Investments	Units	Fair Value
Good Guys Inc. Company Stock	895,733	$2,427,437
Common/ Collective Trust —
Merrill Lynch Retirement Preservation Trust*	1,522,541	1,522,541
Mutual Funds:
Franklin Mutual Beacon	1,811	23,658
Pimco Total Return	62,127	675,321
Merrill Lynch S&P 500 Index*	7,667	98,394
State Street Aurora	1,593	42,222
Van Kamper Energ ER	384	14,842
Oppenheimer Global	88,730	3,552,751
David NY Venture	1,250	28,576
Merrill Lynch Fundamental Growth*	268,013	4,384,688
Franklin Small-Mid Capital Growth	334	8,358
ING Pilgrim INTL Value	1,471	17,633
Merrill Lynch Global Allocation*	161,248	1,954,323
Van Kamper Aggregate Growth	1,330	15,642
Loans to participants (137 loans at interest rates ranging from 9% to 11%)		993,725
Money Market Fund		20,037

TOTAL INVESTMENTS		$15,780,148

* represents a party-in-interest transaction.